UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)*

                              TRIAD SYSTEMS CORPORATION
                                   (Name of Issuer)

                            Common Stock, $.001 par value)
                            (Title of Class of Securities)

                                     895-818-201
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   January 2, 1996
                            (Date of Event which Requires
                              Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

     Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                     Page 1 of 19
                           Exhibit Index Located on Page 18

     CUSIP No. 895-818-201           SCHEDULE 13D                   Page 2 of 19




       1   Name of Reporting Person                BK CAPITAL PARTNERS II, L.P.

           IRS Identification No. of Above Person                    94-3048313
       2   Check the Appropriate Box if a Member of a Group             (a) [x]

                                                                        (b) [ ]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                           []


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,998,158*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,998,158*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,998,158*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                           []

       13   Percent of Class Represented by Amount in Row 11             11.5%*


       14   Type of Reporting Person                                         PN


     *    See response to Item 5.

     CUSIP No. 895-818-201           SCHEDULE 13D                   Page 3 of 19




       1   Name of Reporting Person               BK CAPITAL PARTNERS III, L.P.

           IRS Identification No. of Above Person                    94-3091845
       2   Check the Appropriate Box if a Member of a Group             (a) [x]

                                                                        (b) [ ]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                           []


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,998,158*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,998,158*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,998,158*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                           []

       13   Percent of Class Represented by Amount in Row 11             11.5%*


       14   Type of Reporting Person                                         PN


     *    See response to Item 5.

     CUSIP No. 895-818-201           SCHEDULE 13D                   Page 4 of 19




       1   Name of Reporting Person                BK CAPITAL PARTNERS IV, L.P.

           IRS Identification No. of Above Person                    94-3139027
       2   Check the Appropriate Box if a Member of a Group             (a) [x]

                                                                        (b) [ ]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                           []


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,998,158*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,998,158*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,998,158*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                           []

       13   Percent of Class Represented by Amount in Row 11             11.5%*


       14   Type of Reporting Person                                         PN


     *    See response to Item 5.

     CUSIP No. 895-818-201           SCHEDULE 13D                   Page 5 of 19




       1   Name of Reporting Person                             THE COMMON FUND

           IRS Identification No. of Above Person                    23-7037968
       2   Check the Appropriate Box if a Member of a Group              (a) []

                                                                         (b) []

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                           []


       6   Citizenship or Place of Organization                        New York


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,998,158*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,998,158*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,998,158*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                           []

       13   Percent of Class Represented by Amount in Row 11             11.5%*


       14   Type of Reporting Person                                         CO


     *    See response to Item 5.

     CUSIP No. 895-818-201           SCHEDULE 13D                   Page 6 of 19




       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, L.P.

           IRS Identification No. of Above Person                    94-3205364
       2   Check the Appropriate Box if a Member of a Group             (a) [x]

                                                                        (b) [ ]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                           []


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                       -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,998,158*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,998,158*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,998,158*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                           []

       13   Percent of Class Represented by Amount in Row 11             11.5%*


       14   Type of Reporting Person                                     PN, IA


     *    See response to Item 5.

     CUSIP No. 895-818-201           SCHEDULE 13D                   Page 7 of 19




       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, INC.

           IRS Identification No. of Above Person                    94-2967812
       2   Check the Appropriate Box if a Member of a Group             (a) [x]

                                                                        (b) [ ]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                           []


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                       -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   1,998,158*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,998,158*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,998,158*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                           []

       13   Percent of Class Represented by Amount in Row 11             11.5%*


       14   Type of Reporting Person                                         CO


     *    See response to Item 5.

     CUSIP No. 895-818-201           SCHEDULE 13D                   Page 8 of 19




       1   Name of Reporting Person                             RICHARD C. BLUM

           S.S. No. of Above Person                                 556 42 3196
       2   Check the Appropriate Box if a Member of a Group             (a) [x]

                                                                        (b) [ ]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                           []


       6   Citizenship or Place of Organization                             USA


                          7    Sole Voting Power                         8,001

         NUMBER OF
          SHARES          8    Shared Voting Power                   2,006,159*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    8,001
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,006,159*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   2,006,159*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                           []

       13   Percent of Class Represented by Amount in Row 11             11.5%*


       14   Type of Reporting Person                                         IN


     *    See response to Item 5.

     CUSIP No. 895-818-201           SCHEDULE 13D                   Page 9 of 19



          Item 1.  Security and Issuer

          This Amendment No. 3 (the "Amendment") to Schedule 13D relates to shares of common stock, $0.001 par value (the "Common Stock"), of Triad Systems Corporation, a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 3055 Triad Drive, Livermore, CA 94550-9559.

          This Amendment amends and restates Amendment No. 2 to
          Schedule 13D. This Amendment is being filed because of certain dispositions of Common Stock described in Item 5(c) below.

          Item 2.   Identity and Background

          This Amendment is filed on behalf of BK Capital Partners II, L.P., a California limited partnership ("BK II"), BK Capital Partners III, L.P., a California limited partnership ("BK III"), BK Capital Partners IV, L.P., a California limited partnership ("BK IV"), The Common Fund, a New York non-profit corporation, Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."), Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."), and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc.

          BK II, BK III and BK IV are each California limited partnerships whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of BK II, BK III and BK IV.

          RCBA, L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

     CUSIP No. 895-818-201           SCHEDULE 13D                  Page 10 of 19



                                                              Principal
           Name and Office    Business Address      Citizen-  Occupation
           Held                                     ship      or
                                                              Employment


           Richard C. Blum    909 Montgomery St.    USA       Chairman and
           Chairman and       Suite 400                       Director,
           Director           San Francisco, CA               RCBA, L.P.
           Thomas L. Kempner  40 Wall Street        USA       Chairman,
           Director           New York, NY  10005             Loeb
                                                              Partners
                                                              Corporation,
                                                              Investment
                                                              Banking
                                                              Business

           Nils Colin Lind    909 Montgomery St.    Norway    Managing
           Managing Director  Suite 400                       Director,
           and Director       San Francisco, CA               RCBA, L.P.

           George A. Pavlov   909 Montgomery St.    USA       Managing
           Managing           Suite 400                       Director and
           Director, Chief    San Francisco, CA               Chief
           Financial Officer                                  Financial
           and Director                                       Officer,
                                                              RCBA, L.P.
           Alexander L. Dean  909 Montgomery St.    USA       Managing
           Managing Director  Suite 400                       Director of
           of Investments     San Francisco, CA               Investments,
           and Director                                       RCBA, L.P.

           Peter E.           909 Montgomery St.    USA       Managing
           Rosenberg          Suite 400                       Director of
           Managing Director  San Francisco, CA               Investments,
           of Investments                                     RCBA, L.P.
           and Director
           Michael Kane       909 Montgomery St.    USA       Managing
           Managing Director  Suite 400                       Director of
           of Investments     San Francisco, CA               Investments,
                                                              RCBA, L.P.

           Jeffrey W. Ubben   909 Montgomery St.    USA       Managing
           Managing Director  Suite 400                       Director of
           of Investments     San Francisco, CA               Investments,
                                                              RCBA, L.P.

           Marc Scholvinck    909 Montgomery St.    USA       Vice
           Vice President     Suite 400                       President
           and Controller     San Francisco, CA               and
                              94111                           Controller,
                                                              RCBA, L.P.

     CUSIP No. 895-818-201           SCHEDULE 13D                  Page 11 of 19



           Donald S. Scherer  3 Embarcadero Ctr.    USA       Howard,
           Secretary          Suite 700                       Rice, et al.
                              San Francisco, CA               (law firm)
                              94111


          The Common Fund is a New York not-for-profit corporation principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The name, business address and present principal occupation of each of the trustees and executive officers of The Common Fund are as follows (all are United States citizens):


     Trustees

     Paul J. Aslanian                       Norman G. Herbert
     Treasurer                              Treasurer and Investment Officer
     Macalester College                     University of Michigan
     1600 Grand Avenue                      5032 Fleming Administration Building
     St. Paul, MN  55105                    Ann Arbor, MI  48109-1340

     John B. Carroll                        William Hromadka
     President                              Treasurer and Assoc. Sr.
     GTE Investment Management Corp.        Vice President
     Tresser Boulevard                      University of Southern California
     Seventh Floor                          University Park, Treasurer's Office
     Stamford, CT  06901                    BKS 402 - Bookstore Building
                                            Los Angeles, CA  90089-2541
     Mayree C. Clark
     Managing Director, Global Research     Lyn Hutton
     Morgan Stanley & Co., Inc.             Vice President Finance and Treasurer
     1251 Avenue of the Americas            Dartmouth College
     New York, NY  10020                    6008 Parkhurst Hall, Room 102
                                            Hanover, NH  03755-3529
     Herbert M. Gordon
     Treasurer                              David M. Lascell
     The Regents of the                     Partner
     University of California               Hallenbeck, Lascell, Norris & Zorn
     Kaiser Center                          One Exchange Street
     300 Lakeside Drive, 17th Floor         Rochester, NY  14614-1403
     Oakland, CA  94612-3550
                                            John T. Leatham
     Caspa L. Harris, Jr.                   Chairman
     President                              Security Health Partners
     National Association of College and    1925 Calvin Court
     University Business Officers           River Woods, IL  60015
     1 Dupont Circle, Suite 500
     Washington, DC  20036

     CUSIP No. 895-818-201           SCHEDULE 13D                  Page 12 of 19



     Louis W. Moelchert                     Robert S. Salomon, Jr.
     Vice President for Business            President
     and Finance                            STI Management LLC
     University of Richmond                 36 Flying Cloud Road
     Campus Drive, Room 202                 Stamford, CT  06902
     Maryland Hall
     Richmond, VA  23173                    William T. Spitz
                                            Treasurer
     Andre F. Perold                        Vanderbilt University
     Sylvan C. Coleman Professor of         102 Alumni Hall
     Financial Management                   Nashville, TN  37240-0159
     Harvard University Graduate School
     of Business Administration
     Morgan Hall, 367, Soldiers Field
     Boston, MA  02163

     Todd E. Petzel
     Executive Vice President
     Business Development
     Chicago Mercantile Exchange
     30 South Wacker Drive
     Chicago, IL  60606



          The executive officers of The Common Fund who are not Trustees are as follows (the business address for each person is The Common Fund, 450 Post Road East, Westport, CT 06881-0909):

          John S. Griswold, Jr.         Curt R. Tobey
          Senior Vice President         Senior Vice President

          Robert E. Shultz              Gary P. Watson
          Senior Vice President         Chief Operating Officer and
                                          Secretary


          To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds or Other Consideration

          The source of funds for the previous purchases of Securities was the working capital of BK II, BK III, BK IV and The Common Fund.

     CUSIP No. 895-818-201           SCHEDULE 13D                  Page 13 of 19



          Item 4.   Purpose of Transaction.

          As previously reported in the initial Schedule 13D and Amendment No. 1 thereto, BK II, BK III, BK IV, The Common Fund (collectively, the "Purchasers"), RCBA Inc. and the Issuer entered into a Unit Purchase Agreement dated as of July 2, 1992, as amended by the First Amendment to Unit Purchase Agreement dated August 3, 1992. Pursuant to such agreements, the Company sold the Purchasers, for an aggregate purchase price of $20,000,000, an aggregate of 1,000,000 units (collectively, the "Units"). Each Unit consisted of one share of the Issuer's Senior Cumulative Convertible Preferred Stock, par value $0.001 per share (the "Preferred Stock"), and a warrant to purchase 3.5 shares of the Issuer's Common Stock (individually, a "Warrant"). The Unit Purchase Agreement and the First Amendment thereto were filed as Exhibits 2 and 5, respectively, to the previous
          Schedule 13D and Amendment No. 1, respectively, and are incorporated herein by reference.

          As previously reported in Amendment No. 2, the Purchasers, RCBA L.P., and the Issuer entered into the Exchange Agreement and Second Amendment to Unit Purchase Agreement dated as of March 31, 1995 (the "Exchange Agreement"). Pursuant to the Exchange Agreement, the Purchasers surrendered all of their Units in exchange for (i) an aggregate cash payment of $10,000,000,
          (ii) accrued dividends in the aggregate amount of $200,000, and
          (iii) an aggregate of 2,222,222 shares of the Issuer's Common Stock. Such consideration was apportioned among the Purchasers in proportion to their prior ownership of the Units. The Unit Purchase Agreement and the First Amendment thereto continue in full force and effect, except as modified by the Exchange Agreement (collectively, the "Purchase Agreement").

          The Purchasers originally entered into the Purchase Agreement solely for investment purposes. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, including shares of Common Stock, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer that they beneficially own, although there are certain restrictions on transfer as set forth in Item 6 below.

          Pursuant to Section 3.6 of the Purchase Agreement, the Issuer will nominate and recommend a representative of the Purchasers
          (the "Purchaser Representative") reasonably acceptable to the Issuer to serve as a director of the Issuer. Richard C. Blum continues to serve as the Purchaser Representative on the Issuer's Board of Directors. The Purchase Agreement provides that the Purchasers will notify the Issuer of the identity of any proposed successor Purchaser Representative in order to permit

     CUSIP No. 895-818-201           SCHEDULE 13D                  Page 14 of 19



          the Issuer to determine that such successor is reasonably acceptable to the Issuer.

          The Exchange Agreement has deleted in its entirety Section 3.14 of the Purchase Agreement which had imposed certain restrictions upon the Issuer's ability to declare or pay dividends upon shares of its capital stock ranking junior to the Preferred Stock.

          Other than as set forth in this statement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D, although they may in the future take actions which would have such consequences.

          Item 5.   Interest in Securities of the Issuer

          (a), (b) According to information furnished to the Reporting Persons by the Issuer, there were 17,402,215 shares of Common Stock issued and outstanding as of December 20, 1995. Based on such information, the following Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock:
                                         Shares of
                                           Common           Percentage
           Name                         Stock Owned            Owned

           BK II                           111,111             0.6%
           BK III                          500,000             2.9%

           BK IV                           275,936             1.6%

           The Common Fund               1,111,111             6.4%
                                         _________             ____
                Total                    1,998,158            11.5%
                                         =========            =====

          Because voting and investment decisions concerning the above shares are made by RCBA L.P., the Reporting Persons may be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 1,998,158 shares of the Common Stock, which is 11.5% of the outstanding Common Stock.

          As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. In addition, Mr. Blum has sole beneficial ownership of 8,001 shares of the Common Stock (consisting of options currently exercisable or exercisable within 60 days). If Mr. Blum were deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc., he would own beneficially an aggregate of 2,006,159 shares, which is 11.5% of the Stock. Although Mr. Blum is joining in this Amendment as

     CUSIP No. 895-818-201           SCHEDULE 13D                  Page 15 of 19



          a Reporting Person, the filing of this Amendment shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

          (c) During the last 60 days, the following dispositions have been made: On January 2, 1996, BK IV distributed 224,064 shares of Common Stock to two of its limited partners in connection with such limited partners' withdrawal from BK IV.

          (d) and (e)   Not applicable.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer

          The Purchase Agreement provides that, with certain exceptions, RCBA L.P. and the Purchasers will not acquire, on their own behalf or on behalf of their controlled affiliates, any voting securities of the Issuer or securities convertible into or exercisable for the Issuer's voting securities. These limitations will be suspended if a third party commences or publicly announces a tender offer for a certain percentage of the Issuer's voting securities or takes certain other actions.

          In addition, Section 3.7(d) of the Purchase Agreement provides that if RCBA L.P. and the Purchasers beneficially own in excess of a specified percentage of the Issuer's voting securities, they will cause all of the voting securities owned by them in excess of such percentage to be voted in accordance with the recommendations of the Issuer's Board of Directors, except with respect to certain enumerated matters. Pursuant to Section 3.7(e) of the Purchase Agreement, the Purchasers executed an irrevocable proxy to secure their obligations under Section 3.7(d). The acquisition and voting limitations and the grant of the irrevocable proxy described in this paragraph will terminate on August 3, 1997 or at such time as RCBA L.P. and the Purchasers no longer beneficially own a specified percentage of the Issuer's securities, whichever is earlier. Furthermore, the acquisition and voting limitations summarized in this paragraph will terminate as to any Purchaser who ceases to be managed or advised by RCBA L.P. or to be an affiliate of RCBA L.P.

          The Purchase Agreement also contains certain restrictions on the transfer of the Common Stock. Section 3.11(a) of the Purchase Agreement requires that before a Purchaser and certain transferees (including RCBA, L.P., its affiliates and those which it manages or advises) may transfer any Common Stock, the shares must first be offered to the Issuer; however, the Exchange
          Agreement provides that such restrictions will not apply to sales to the public made in reliance on Rule 144. Section 3.11(b) of the Purchase Agreement provides that shares of Common Stock which are held by Purchasers or certain of their transferees may not be

     CUSIP No. 895-818-201           SCHEDULE 13D                  Page 16 of 19



          knowingly transferred to a competitor of the Issuer without the consent of the Issuer's Board of Directors.

          Section 2.3 of the Exchange Agreement provides additional transfer restrictions on the Purchasers' Common Stock. So long as the Purchasers have certain rights pursuant to the Purchase Agreement, they will be subject to the Company's insider trading policies. In addition, until March 31, 1996, sales of Common Stock must be made in compliance with the volume limitations of Rule 144(e), regardless of whether Rule 144 is otherwise applicable.

          Except for the contracts, arrangements, understandings and relationships described above and attached as exhibits hereto, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of Issuer, including but not limited to the transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          Item 7.   Material to be Filed as Exhibits

          Exhibit 10          Joint Filing Undertaking.

     CUSIP No. 895-818-201           SCHEDULE 13D                  Page 17 of 19



                                      Signatures

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          DATED:  January 12, 1996

          BK CAPITAL PARTNERS II, L.P.       RICHARD C. BLUM & ASSOCIATES,
          BK CAPITAL PARTNERS III, L.P.      L.P.
          BK CAPITAL PARTNERS IV, L.P.
                                             By Richard C. Blum & Associates,
          By Richard C. Blum & Associates,      Inc., its General Partner
             L.P., its General Partner

             By Richard C. Blum &               By /s/ Donald S. Scherer
                Associates, Inc., its              _____________________
                General Partner                    Donald S. Scherer,
                                                   Secretary

                By /s/ Donald S. Scherer
                   _____________________
                   Donald S. Scherer,
                   Secretary

          THE COMMON FUND

          By Richard C. Blum & Associates,   RICHARD C. BLUM & ASSOCIATES,
             L.P., its Investment Adviser    INC.

             By Richard C. Blum &
                Associates, Inc., its        By /s/ Donald S. Scherer
                General Partner                 _____________________
                                                Donald S. Scherer,
                                                Secretary
                By /s/ Donald S. Scherer
                   _____________________
                   Donald S. Scherer,        /s/ George A. Pavlov
                   Secretary                 ____________________
                                             RICHARD C. BLUM

                                             By George A. Pavlov
                                                Attorney-in-Fact

     CUSIP No. 895-818-201           SCHEDULE 13D                  Page 18 of 19



                                   INDEX TO EXHIBITS


                                                                 Sequentially
             Item             Description                        Numbered
                                                                 Page

             Exhibit 10       Joint Filing Undertaking                19

     CUSIP No. 895-818-201           SCHEDULE 13D                  Page 19 of 19



                                JOINT FILING UNDERTAKING

                The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to Amendment No. 3 to
          Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

          DATED:  January 12, 1996

          BK CAPITAL PARTNERS II, L.P.       RICHARD C. BLUM & ASSOCIATES,
          BK CAPITAL PARTNERS III, L.P.      L.P.
          BK CAPITAL PARTNERS IV, L.P.
                                             By Richard C. Blum & Associates,
          By Richard C. Blum & Associates,      Inc., its General Partner
             L.P., its General Partner

             By Richard C. Blum &               By /s/ Donald S. Scherer
                Associates, Inc., its              _____________________
                General Partner                    Donald S. Scherer,
                                                   Secretary
                By /s/ Donald S. Scherer
                   _____________________
                   Donald S. Scherer,
                   Secretary

          THE COMMON FUND                    RICHARD C. BLUM & ASSOCIATES,
                                             INC.
          By Richard C. Blum & Associates,
             L.P., its Investment Adviser
                                             By /s/ Donald S. Scherer
             By Richard C. Blum &               _____________________
                Associates, Inc., its              Donald S. Scherer,
                General Partner                    Secretary

                By /s/ Donald S. Scherer     /s/ George A. Pavlov
                   _____________________     ____________________
                   Donald S. Scherer,        RICHARD C. BLUM
                   Secretary
                                             By George A. Pavlov
                                                Attorney-in-Fact